UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                         Commission File Number 0-15992

                           NOTIFICATION OF LATE FILING

(Check One):   |X| Form 10-KSB  |_| Form 11-K  |_| Form 20-F  |_| Form 10-QSB
               |_| Form N-SAR

                For Period Ending:  June 30, 2001
                [ ]  Transition Report on Form 10-K
                [ ]  Transition Report on Form N-SAR
                [ ]  Transition Report on Form 10-Q
                [ ]  Transition Report on Form 11-K
                [ ]  Transition Report on Form 20-F
                For the Transition Period Ended: ______________________

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         Read the attached instruction sheet before preparing the form.
                             Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full name of registrant

e.NVIZION COMMUNICATIONS GROUP LTD.
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Former Name if Applicable

OTC America, Inc.
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Address of principal executive office (Street and number)

1000 Sibley Centre, 25 Franklin Street
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City, State and Zip Code

Rochester, New York 14604
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PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

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  |X|     (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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  |X|     (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
               prescribed  due  date;  or  the  subject   quarterly   report  on
               transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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


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   |_|    (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached is applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)


     e.NVIZION COMMUNICATION GROUP LTD. (the "Company"), through one of its subsidiaries e.NVIZION COMMUNICATIONS LTD., acquired E-Znet Incorporated, on March 19, 2001. This acquisition added significant changes to the financial statements and results of operations of the Company. This has caused a delay in the Company preparing its annual financial statements for the fiscal year ended June 30, 2001 and, consequently, a delay in providing them to its accountants for audit.

     Additionally, the Company recently moved its corporate headquarters twice. In March, 2001, the Company moved its corporate headquarters from Denver, Colorado to 1100 Sibley Centre, 25 Franklin Street, Rochester, New York. In July, 2001, the Company again moved its corporate headquarters, this time to 1000 Sibley Centre, 25 Franklin Street, Rochester, New York, and consolidated it with the business office of one of its subsidiaries, e.NVIZION WEB SOLUTIONS LTD., which was relocated from Syracuse, New York.

     Finally, the Company, in September 2001, changed its securities counsel. Since this change, the Company has been working with new securities counsel to provide it with information to assist in the preparation of the Company's annual report on Form 10-KSB and other securities law matters.

     As a result of these three factors, the assembly of information took longer than expected, and the Company incurred delays in preparing its financial statements and annual report on Form 10-KSB for the fiscal year ended June 30, 2001. These combined events have caused the inability of the Company to timely file its Form 10-KSB, which inability could not be eliminated without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mr. Randy L. Phillips            (716) 262-2485
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            (Name)                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit A
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                       e.NVIZION COMMUNICATIONS GROUP LTD.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  October 1, 2001             By:   /s/ Randy L. Phillips
                                         ------------------------------------
                                         Randy L. Phillips
                                         Chairman and Chief Executive Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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           Intentional misstatements or omissions of fact constitute
                Federal criminal violations (see 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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


                                    EXHIBIT A

               EXPLANATION PROVIDED PURSUANT TO ITEM 3 OF PART IV.


     It is anticipated that a significant change in the results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-KSB for the fiscal year ended June 30, 2001.

     On February 29, 2000, the Company acquired e.NVIZION WEB SOLUTIONS LTD., ("WEB SOLUTIONS"), an Internet service provider based in Syracuse, New York. On March 19, 2001, the Company's subsidiary, e.NVIZION COMMUNICATIONS LTD. ("COMMUNICATIONS"), acquired E-Znet Incorporated ("E-Znet"), now known as eNVIZION INTERNET SOLUTIONS GROUP LTD. ("eNVIZION INTERNET"), an Internet service provider based in Rochester, New York.

     Revenue for fiscal year 2001 is estimated to be $2,000,000, compared to revenue of $550,940 for fiscal year 2000. Included in the estimate for the current fiscal year is estimated revenue of $650,000 attributable to the approximately 11,000 customers acquired as a result of the acquisition of E-Znet Incorporated.

     It is estimated that cost of revenue and general administrative expenses for fiscal year 2001 increased by $32,415 to $158,000 and by $531,026 to $1,000,000, respectively, from cost of revenue and general administrative expenses for fiscal year 2000. Most of these estimated increased costs and expenses are a result of the additional customers acquired as a result of the E-Znet acquisition and the reporting of operations of WEB SOLUTIONS for twelve months in fiscal year 2001 versus four months in fiscal year 2000.

     It is estimated that depreciation and amortization for fiscal year 2001 increased by $852,876 to $1,500,000. Most of this estimated increase reflects the acquisitions of WEB SOLUTIONS and E-Znet, and the undertaking of their continued operations.

     It is estimated that stock-based compensation, officers and directors for fiscal year 2001 increased by $1,014,000. Most of this estimated increase was due to compensating certain of our directors and officers with stock rather than cash for their services in order to preserve the Company's cash flow and resources for operations and capital expenditures.

     It is estimated that the accretion of beneficial conversion feature of our preferred stock for fiscal year 2001 decreased by $585,908 to $1,204,749. This "net decrease" is estimated to be the result of two significant events. First, the conversion of the Company's Series A Preferred Stock to the Company's Common Stock on June 16, 2000, and, thus, the end of the recognition of its associated "[interest] accretion expense" charged to account for the former mandatory redemption provisions of that stock. On the other hand, this expense category increased by approximately $1,204,749 to reflect the mandatory redemption feature of the Series A Preferred Stock newly issued by COMMUNICATIONS to the former shareholders of E-Znet in the transaction by which the former acquired the latter.

     These results are subject to further review and adjustment.


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